Exhibit 99.2

RESAAS SERVICES INC.

Interim Consolidated Financial Statements

March 31, 2017

(Expressed in Canadian dollars)

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management. The Company’s independent auditor has not performed a review of these financial statements.

RESAAS SERVICES INC.

Interim Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	March 31, 2017 $	December 31, 2016 $
	(Unaudited)
Assets

Current assets

Cash and cash equivalents	5,090,665	6,056,127
Amounts receivable	65,588	77,956
Prepaid expenses	57,992	74,375

Total current assets	5,214,245	6,208,458

Non-current assets

Property and equipment (Note 4)	54,423	60,494
Website development costs (Note 5)	1,526,550	1,537,274
Intangible assets (Note 6)	47,552	47,405

Total non-current assets	1,628,525	1,645,173

Total assets	6,842,770	7,853,631

Liabilities

Current liabilities

Accounts payable and accrued liabilities	310,704	385,773
Deferred revenue	100,353	40,885
Obligations under finance lease (Note 7)	4,740	5,280

Total current liabilities	415,797	431,938

Obligations under finance lease (Note 7)	5,338	6,361

Total liabilities	421,135	438,299

Shareholders’ equity

Common shares	27,254,440	27,071,707
Share-based payment reserve	11,979,994	11,884,059
Deficit	(32,812,799)	(31,540,434)

Total shareholders’ equity	6,421,635	7,415,332

Total liabilities and shareholders’ equity	6,842,770	7,853,631

Going concern (Note 2(c))

Commitments and contingencies (Note 13)

Subsequent events (Note 15)

Approved and authorized for issuance by the Board of Directors on May 30 2017:

“Cory Brandolini”	“Cam Shippit”
Cory Brandolini, Director	Cam Shippit, Director

(The accompanying notes are an integral part of these interim consolidated financial statements)

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RESAAS SERVICES INC.

Interim Consolidated Statements of Comprehensive Loss

(Expressed in Canadian dollars except share amounts)

(Unaudited)

	Three Months Ended March 31, 2017 $	Three Months Ended March 31, 2016 $

Revenue	116,093	98,381

Expenses

Amortization	333,666	242,558
Consulting fees	169,575	45,931
Filing fees	20,328	23,599
Foreign exchange loss	(370)	14,905
General and administrative (Note 8)	513,992	381,560
Management fees (Note 8)	87,616	71,469
Promotion and advertising	69,349	123,322
Professional fees	51,215	107,158
Stock-based compensation (Notes 8 and 11)	69,165	5,224
Travel	81,596	43,556

Total operating expenses	1,396,132	1,059,282

Net loss before other income	(1,280,039)	(960,901)

Other income

Interest income	7,674	7,849

Net loss and comprehensive loss for the period	(1,272,365)	(953,052)

Basic and diluted loss per common share	(0.03)	(0.03)

Weighted average number of common shares outstanding	39,204,094	36,923,480

(The accompanying notes are an integral part of these interim consolidated financial statements)

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RESAAS SERVICES INC.

Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars except share amounts)

(Unaudited)

	Common Shares		Share-based Payment		Total Shareholders’
	Number	Amount $	Reserve $	Deficit $	Equity $
Balance, December 31, 2015	36,923,480	23,252,234	7,661,465	(23,453,697)	7,460,002

Fair value of stock options granted	–	–	7,638	–	7,638

Net loss	–	–	–	(953,052)	(953,052)

Balance, March 31, 2016	36,923,480	23,252,234	7,669,103	(24,406,749)	6,514,588

Balance, December 31, 2016	39,172,469	27,071,707	11,884,059	(31,540,434)	7,415,332

Issuance of common shares to settle accrued liabilities at $1.99 per share	91,814	182,733	–	–	182,733

Fair value of stock options granted	–	–	95,935	–	95,935

Net loss	–	–	–	(1,272,365)	(1,272,365)

Balance, March 31, 2017	39,264,283	27,254,440	11,979,994	(32,812,799)	6,421,635

(The accompanying notes are an integral part of these interim consolidated financial statements)

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RESAAS SERVICES INC.

Interim Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited)

	Three Months Ended March 31, 2017 $	Three Months Ended March 31, 2016 $

Operating activities

Net loss	(1,272,365)	(953,052)

Items not affecting cash:
Amortization	333,666	242,558
Stock-based compensation	69,165	5,224

Changes in non-cash operating working capital:
Amounts receivable	12,368	(2,125)
Prepaid expenses	16,383	(3,047)
Accounts payable and accrued liabilities	59,468	(163,913)
Deferred revenue	107,664	11,792

Net cash used in operating activities	(673,651)	(862,563)

Investing activities

Acquisition of intangible assets	(672)	(2,325)
Website development costs	(289,576)	(222,628)

Net cash used in investing activities	(290,248)	(224,953)

Financing activities

Repayment of finance lease obligations	(1,563)	(561)

Net cash provided by financing activities	(1,563)	(561)

Increase (decrease) in cash and cash equivalents	(965,462)	(1,088,077)

Cash and cash equivalents, beginning of period	6,056,127	6,820,022

Cash and cash equivalents, end of period	5,090,665	5,731,945

Cash and cash equivalents is comprised of:
Amounts held in legal trust account	18,297	17,856
Cash in bank	5,072,368	5,663,036
Cashable guaranteed investment certificates	76,288	51,053

Total cash and cash equivalents	5,166,953	5,731,945

Non-cash investing and financing activities:
Stock compensation capitalized as website development costs	26,770	2,414

(The accompanying notes are an integral part of these interim consolidated financial statements)

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RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

March 31, 2017

(Expressed in Canadian dollars except shares, options and warrants)

(Unaudited)

1.	Corporate Information

RESAAS Services Inc. (the “Company”) was incorporated on June 4, 2009 under the Business Corporations Act (British Columbia). The Company is engaged in the development of web and mobile communications software for the real estate industry. The Company’s head office is located at Suite 1550 – 401 W. Georgia St., Vancouver, British Columbia, Canada, V6B 5A1.

2.	Basis of Presentation

(a)	Statement of Compliance and Principles of Consolidation

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS as issued by the IASB. The Company uses the same accounting policies and methods of computation as in the annual consolidated financial statements.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, RESAAS USA Inc., a company incorporated in the state of California in 2012, and The Real Estate Social Network Ltd., a company incorporated in the state of Delaware in 2013. All significant intercompany transactions have been eliminated on consolidation.

(b)	Basis of Measurement

These interim consolidated financial statements have been prepared on a historical cost basis and are presented in Canadian dollars, which is also the Company’s functional currency.

The preparation of these interim consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the period. These estimates are, by their nature, uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the reporting date that could result in a material adjustment to the carrying amounts of assets and liabilities include the following:

i)	The useful life and recoverability of long-lived assets:

ii)	The inputs used in the valuation of share-based payments:

iii)	Recognition of deferred income tax assets:

iv)	Revenue recognition for special contracts and projects:

Significant areas of judgment include:

i)	Qualification of costs to capitalize as website development costs:

ii)	Revenue recognition for special contracts and projects:

iii)	Application of the going concern assumption:

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RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

March 31, 2017

(Expressed in Canadian dollars except shares, options and warrants)

(Unaudited)

2.	Basis of Presentation (continued)

(c)	Going Concern

These interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As of March 31, 2017, the Company had not yet generated significant revenue or positive cash flow from operations and had an accumulated deficit of $32,812,799. These factors, among others, create substantial doubt as to the ability of the Company to continue as a going concern. Management believes that the proceeds from additional equity financing activities that it is currently pursuing, combined with revenue that the Company expects to generate in subsequent periods, will provide the Company with sufficient working capital to satisfy its liabilities and commitments as they become due for the foreseeable future. There can be no assurances that sufficient equity can be raised on acceptable terms on a timely basis.

These interim consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in these consolidated financial statements.

3.	Accounting Standards Issued But Not Yet Effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for annual periods beginning after January 1, 2018 or later periods.

The following new IFRSs that have not been early adopted in these interim consolidated financial statements will not have a material effect on the Company’s future results and financial position:

i)	IFRS 9, Financial Instruments (New; to replace IAS 39 and IFRIC 9)
ii)	IFRS 16, Leases

In addition, IFRS 15, Revenue from Contracts with Customers is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company intends to adopt IFRS 15 and the clarifications in its consolidated financial statements for the annual period beginning on January 1, 2018. The Company has commenced a preliminary assessment of the transition method and alternatives and the potential impact of IFRS 15 on its consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

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RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

March 31, 2017

(Expressed in Canadian dollars except shares, options and warrants)

(Unaudited)

4.	Property and Equipment

	Furniture $	Leasehold Improvement $	Computer Equipment Under Finance Lease $	Computer Equipment $	Total $

Cost:
Balance, December 31, 2016	23,057	7,130	17,701	73,894	121,782
Additions	–	–	–	–	–
Balance, March 31, 2017	23,057	7,130	17,701	73,894	121,782

Accumulated amortization:
Balance, December 31, 2016	1,132	594	8,629	50,933	61,288
Additions	1,133	594	1,230	3,114	6,071
Balance, March 31, 2017	2,265	1,188	9,859	54,047	67,359

Carrying amounts:
Balance, December 31, 2016	21,925	6,536	9,072	22,961	60,494
Balance, March 31, 2017	20,792	5,942	7,842	19,847	54,423

5.	Website Development Costs

		Accumulated	Carrying
	Cost	Amortization	Amounts
	$	$	$
Balance, December 31, 2016	5,788,885	4,251,611	1,537,274
Additions	316,346	327,070
Balance, March 31, 2017	6,105,231	4,578,681	1,526,550

6.	Intangible Assets

		Accumulated	Carrying
	Cost	Amortization	Amounts
	$	$	$
Balance, December 31, 2016	5,788,885	4,251,611	1,537,274
Additions	316,346	327,070
Balance, March 31, 2017	6,105,231	4,578,681	1,526,550

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RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

March 31, 2017

(Expressed in Canadian dollars except shares, options and warrants)

(Unaudited)

7.	Obligations Under Finance Lease

The Company entered into 5 agreements to lease computer equipment for two or three years. The computer equipment leases are classified as finance leases. The interest rates underlying the obligations in the finance leases are 18%, 25%, 1%, 56%, and 4% per annum. The following is a schedule by years of future minimum lease payments under finance leases together with the present value of the net minimum lease payments as of March 31, 2017:

$
Fiscal year ending December 31:
2017	5,418
2018	3,924
2019	1,720
Net minimum lease payments	11,062
Less: amount representing interest payments	(984)
Present value of net minimum lease payments	10,078
Less: current portion	(4,740)
Long-term portion	5,338

8.	Related Party Transactions

During the three months ended March 31, 2017, salary of $87,616 (2016 - $247,566) to the Company’s key management is included in management fees.

The following table summarizes the compensation of the Company’s key management:

	Three Months Ended March 31,
	2017	2016
	$	$
Management fees	87,616	71,469
Employee salary and benefits	–	15,346

9.	Share Capital

Preferred Shares

The Company is authorized to issue an unlimited number of non-voting, non-transferable Class A preferred shares with a par value of $0.01 per share. The Class A preferred shares cannot be issued at a price less than $2.00 per share. Holders of Class A preferred shares are not entitled to receive any dividends. Each issued and outstanding Class A preferred share shall be converted into one fully paid common share immediately prior to the consummation of any “Change of Control Event”.

The Company is authorized to issue an unlimited amount of Class B preferred shares without par value. The Class B preferred shares allow the Board to fix the number of shares in the series and to fix the preferences, special rights and restrictions, privileges, conditions and limitations attached to the shares of that series, before the issuance of shares of any particular series. The Board has the authority to fix, amongst other things, the number of shares constituting any such series, the voting powers, designation, preferences and relative participation, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights and dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the shareholders of the Company.

As at March 31, 2017, there are no Class A or Class B preferred shares issued and outstanding.

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RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

March 31, 2017

(Expressed in Canadian dollars except shares, options and warrants)

(Unaudited)

9.	Share Capital (continued)

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value.

On February 28, 2017, the Company paid performance bonuses by issuing 91,814 common shares to certain directors, officers and employees. As the bonuses were earned during the year ended December 31, 2016, the Company recorded the fair value of the shares of $182,733 in accounts payable and accrued liabilities at December 31, 2016. The Company capitalized $50,104 as website development costs and expensed $132,629 of the performance bonus during the year ended December 31, 2016.

10.	Share Purchase Warrants

The following table summarizes the continuity of share purchase warrants:

	Number of Warrants	Weighted Average Exercise Price
		$
Balance, December 31, 2016	4,971,562	2.83
Issued	–	–
Exercised	–	–
Expired	–	–
Balance, March 31, 2017	4,971,562	2.83

The following table summarizes information about warrants outstanding and exercisable at March 31, 2017:

Warrants Outstanding	Exercise Price $	Expiry Date

3,630,589	3.00	December 10, 2017
228,473	1.80	December 10, 2017
967,500	2.50	August 31, 2018
145,000	2.50	September 7, 2018

4,971,562

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RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

March 31, 2017

(Expressed in Canadian dollars except shares, options and warrants)

(Unaudited)

11.	Stock Options

The following table summarizes information about the stock options.

	Three Months Ended March 31, 2017		Year Ended December 31, 2016
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $

Outstanding – beginning of period	4,985,950	2.14	1,545,000	2.57

Granted	–	–	5,059,950	2.13
Cancelled	–	–	(1,080,000)	2.35
Expired	(50,000)	2.50	(539,000)	2.88
Exercised	–	–	–	–

Outstanding – end of period	4,935,950	2.14	4,985,950	2.14

Exercisable – end of period	3,985,950	2.05	3,960,950	2.05

The following table summarizes information about stock options outstanding and exercisable as at March 31, 2017.

Exercise Price $	Expiry Date	Number of Options Outstanding	Number of Options Exercisable	Weighted Average Remaining Contracted Life (Years)

2.35	December 23, 2019	205,000	205,000	2.73
2.00	May 5, 2021	2,659,950	2,659,950	4.09
2.50	May 5, 2021	847,000	272,000	4.09
2.00	December 20, 2021	849,000	849,000	4.73
2.50	December 20, 2021	425,000	–	4.73

		4,935,950	3,985,950	4.16

The fair value of stock options granted was determined using the Black-Scholes option pricing model.

During the three months ended March 31, 2017, the Company capitalized $26,770 as website development costs and expensed $69,165 for the vesting of previously granted stock options.

During the three months ended March 31, 2016, the Company did not grant any stock options. During the three months ended March 31, 2016, the Company capitalized $2,414 as website development costs and expensed $5,224 for the vesting of previously granted stock options.

No options were granted during the three months ended March 31, 2017 or 2016. No options were exercised during the three months ended March 31, 2017 or March 31, 2016.

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RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

March 31, 2017

(Expressed in Canadian dollars except shares, options and warrants)

(Unaudited)

12.	Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of equity comprised of issued share capital, share-based payment reserve and deficit.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its board of directors, will balance its overall capital structure through new equity issuances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2016.

13.	Commitments and Contingencies

The Company had no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, or other matters. Management services provided are on a month-to-month basis.

a)	On August 22, 2016, the Company entered into a lease for the provision of facility space from November 1, 2016 to October 31, 2019 for $10,633 per month. The Company’s future minimum lease payments for the premise lease is as follows:

Fiscal year ending December 31, 2017	95,700
Fiscal year ending December 31, 2018	127,600
Fiscal year ending December 31, 2019	106,330
Total:	$329,630

b)	The Company has entered into two leases for Company vehicles until October 28, 2018 and September 21, 2019. The Company’s future minimum lease payments for the vehicle leases are as follows:

Fiscal year ending December 31, 2017	15,161
Fiscal year ending December 31, 2018	17,393
Fiscal year ending December 31, 2019	5,954
Total:	$38,508

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RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

March 31, 2017

(Expressed in Canadian dollars except shares, options and warrants)

(Unaudited)

14.	Financial Instruments and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument and related risks. Those risks and management’s approach to mitigating those risks are as follows:

(a)	Fair Values

The fair values of financial instruments, which include cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and obligations under finance lease approximate their carrying values due to the relatively short-term maturity of these instruments.

(b)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s exposure to credit risk is in its cash and receivables. Cash is held with major banks in Canada and the United States, which are high credit quality financial institutions as determined by rating agencies. The carrying amount of financial assets represents the maximum credit exposure.

Amounts Receivable

Amounts receivable consists of GST refunds which are due from the Government of Canada and at March 31, 2017, $24,768 of trade receivables is owed from six customers.

The following table represents the customers that represented 10% or more of total revenue for the three months ended March 31:

	2017	2016
Customer A	32%	37%
Customer B	18%	29%
Customer C	4%	14%

(c)	Currency Risk

The Company’s functional currency is the Canadian dollar. Currency risk is the risk that the fair value of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company’s head office and operating expenses are mainly denominated in Canadian dollars. A large portion of the Company’s revenue is denominated in US dollars. If the US dollar depreciates compared to the Canadian dollar revenue would decrease in Canadian dollars. There is an immaterial foreign exchange risk to the Company as the Company still has a minimal amount of revenue.

(d)	Interest Rate Risk

The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates and its short-term term deposits at prescribed market rates. The fair value of the Company’s cash is not significantly affected by changes in short-term interest rates. The income earned from the bank accounts and short-term term deposits is subject to movements in interest rates.

(e)	Liquidity and Funding Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available capital in order to meet its liquidity requirements. Management maintains sufficient cash to satisfy short-term liabilities in highly liquid investments.

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RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

March 31, 2017

(Expressed in Canadian dollars except shares, options and warrants)

(Unaudited)

14.	Financial Instruments and Risk Management (continued)

Funding risk is the risk that market conditions will impact the Company’s ability to raise capital through equity markets under acceptable terms and conditions. A summary of the Company’s obligations is as follows:

As at March 31, 2017	Carrying amount $	Contractual cash flows $	1 year or less $	1 -5 Years $

Trade and other payables	310,704	310,704	310,704	-
Obligations under finance lease	10,078	11,061	6,573	4,488

	320,782	321,765	317,277	4,488

15.	Subsequent Events

a)	On May 23, 2017, the Company granted 1,138,250 stock options exercisable at $1.50 per common share for five years after the date of grant.

b)	Subsequent to March 31, 2017, options to purchase 50,000 common shares at $2.50 per share expired unexercised.

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